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For Immediate Release                      Raymond Corporation
                                           Corporate Headquarters
                                           Greene, New York 13778
                                           607 656-2311


August 3, 1995                             FOR FURTHER INFORMATION CONTACT:
                                           Brenda J. Wrigley
                                           Marketing Communications Manager

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GREENE, N.Y.: George G. Raymond, Jr. has announced that the Board of Directors of The Raymond Corporation has elected Mr. Ross K. Colquhoun Chairman of the Board and CEO.

In making the announcement, Mr. Raymond said that the Board recognized the expanded character and globalization of the Company, as well as the need for an orderly succession plan to meet the changing challenges of today and tomorrow.

"These changes will allow Mr. Colquhoun to devote more time to expansion and growth in key areas in which our Company trades," noted Mr. Raymond. "We have been very successful in growing our distribution and this effort will continue."

Mr. Colquhoun was elected President and COO of the Raymond Corporation in July 1987. In November 1987 he was elected CEO. Prior to joining Raymond he had been President and Chairman of the Board of Johnston Equipment Company, Ltd., Raymond's Canadian Dealer.

As President and CEO of The Raymond Corporation, Mr. Colquhoun has overseen a revitalization in three key areas of the business: manufacturing, research and development, and the distribution system. During his tenure, the Company has made significant inroads into international markets and has been able to expand worldwide alliances and distribution because of its ability to provide reliable, more productive, affordable products to its customers. Particular emphasis on research and development has enabled the Company to shorten delivery times for new product development. It also has helped the Company to incorporate the advanced generations of the intellidrive/R/ control system into most of the product line. This patented control system has established a world standard for lift truck controls.

Mr. Raymond was elected to the new position of Chairman of the Executive Committee of the Board of Directors. Mr. Raymond will continue as a consultant to the Company.

The announcement was made following a quarterly Board of Directors meeting held this week in Cooperstown, New York. The new responsibilities are effective immediately.

The Raymond Corporation, specializing in narrow aisle lift trucks and order picking products, is based in Greene, New York. Additional facilities include a Parts Distribution Center in East Syracuse, New York and a manufacturing facility in Brantford, Ontario, Canada. Raymond manufactures materials handling equipment for the transportation, selection and storage of materials.